SRM Entertainment, Inc.

1061 E. Indiantown Road, Suite 110

Jupiter, Florida 33477

December 20, 2024

Via EDGAR (filed as Correspondence)

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Claire Erlanger and Kevin Woody

Re:	SRM Entertainment, Inc.
Form 10-K for the Year Ended December 31, 2023 Form 10-Q for the Quarter Ended September 30, 2024
File No. 001-41768

Dear Ms. Erlanger and Mr. Woody:

This letter responds to the comment of the staff (the “Staff”) of the Securities and Exchange Commission’s (the “SEC”) Division of Corporation Finance contained in the Staff’s letter addressed to Douglas O. McKinnon, Chief Financial Officer of SRM Entertainment, Inc. (the “Company”), dated December 5, 2024, regarding the above-referenced filing. For your convenience, we have repeated the Staff’s comment before the Company’s response below.

Form 10-K for the Fiscal Year ended December 31, 2023

Exhibits 32.1 and 32.2 Section 906 Certifications, page 1

1.	We note that the certifications filed as Exhibits 32.1 and 32.2 refer to the annual report on Form 10-K for the year ended December 31, 2022, instead of the year ended December 31, 2023. Additionally, the names of the officers listed in the first sentence of the certification do not match the signatures of the CEO and CFO. Please file an amended Form 10-K with revised certifications that make these corrections.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and notes that the Company, on December 18, 2024 filed the entire annual report for the year ended December 31, 2023 as an amendment (the “Amendment”) along with revised certifications correcting the name of the Company’s Chief Executive Officer to Richard Miller and the reference to the annual report on Form 10-K for the fiscal year end to December 31, 2023.

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Item 9A. Controls and Procedures, page 25

2.	We note your disclosure in the last sentence of the first paragraph on page 25 that the Company’s certifying officers have concluded that the Company’s disclosure controls and procedures are effective in reaching that level of assurance. However, we note that in the second paragraph you disclose that your Chief Executive Officer and principal financial officer concluded that your disclosure controls and procedures were ineffective to “ensure that the material information required to be included in our Securities and Exchange Commission reports is accumulated and communicated to our management, including our principal executive and financial officer, recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms relating to the Company, based on the assessment and control of disclosure decisions currently performed by a small team.” Please revise the apparent discrepancy between the conclusions in these two paragraphs. Also, we note your disclosure that management believes that the Company maintained effective internal control over financial reporting as of December 31, 2023. In light of the disclosure in the preceding paragraph that management concluded your disclosure controls and procedures were not effective, please explain to us how you were able to conclude that ICFR was effective for the same period.

RESPONSE: The Company acknowledges the discrepancy raised by the Staff and notes that the discrepancy was an oversight in drafting the Form 10-K. The Company has revised the disclosure in the Amendment accordingly to reflect that the Company’s disclosure controls and procedures were effective at the time of filing the Form 10-K for fiscal year ended December 31, 2023.

Form 10-Q for the Quarter Ended September 30, 2024

Item 4. Controls and Procedures, page 11

3.	We note from your disclosure in this Form 10Q and the Form 10Qs for each of your quarters during fiscal 2024, that the Company’s certifying officers have concluded that the Company’s disclosure controls and procedures are effective in reaching that level of assurance. We also note the disclosure that there have not been any changes in internal controls over financial reporting. In light of the disclosure in the Form 10- K for the year ended December 31, 2023 that disclosure controls and procedures were not effective, please tell us how you were able to conclude for each of the 2024 quarters that disclosure controls and procedures are effective. Please advise or revise accordingly. As part of your response please provide the nature of any remediation efforts that have been completed.

RESPONSE: The Company has revised the disclosure in the Amendment to state that the Company’s disclosure controls and procedures are effective, therefore eliminating any inconsistency between the Form 10-K and the subsequent Form 10-Qs for each quarter during fiscal 2024.

Thank you for your assistance in reviewing this filing.

Sincerely,

/s/ Douglas O. McKinnon
Douglas O. McKinnon
Chief Financial Officer SRM Entertainment, Inc. 1061 E. Indiantown Road, Suite 110 Jupiter, Florida 33477

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